FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 31 May 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

31 May 2024

Off-market purchase of 392,448,233 ordinary shares from His Majesty’s Treasury (“HM Treasury”)

NatWest Group plc (the “Company”) has agreed with HM Treasury to make an off-market purchase (the “Off-Market Purchase”) of 392,448,233 ordinary shares in the Company with a nominal value of £1.0769* each (“Ordinary Shares”) at a price of 316.2 pence per Ordinary Share, being the closing price of the Ordinary Shares on the London Stock Exchange on 30 May 2024. The total consideration for the Off-Market Purchase will be £1,240,921,312.75.

The purchased Ordinary Shares represent 4.50 per cent of the Company’s issued Ordinary Share capital (excluding treasury shares). The Off-Market Purchase is expected to settle on 4 June 2024.

A contract (the “Directed Buyback Contract”) between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022 and at the Annual General Meeting held on 23 April 2024 and signed on 07 May 2024. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 23 April 2024.

The Company intends to cancel 222,448,233 of the purchased Ordinary Shares and hold the remaining 170,000,000 Ordinary Shares in treasury. Holding Ordinary Shares as treasury shares gives the Company the ability to cancel or re-issue such Ordinary Shares at a later date, quickly and cost effectively, and may provide the Company with additional flexibility in the management of its capital base, including the allotment of Ordinary Shares in relation to its employee share plans.

Under Chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Upon settlement of the above transaction:

-	the Company will hold 301,835,417 of its Ordinary Shares as treasury shares;

-	the Company will have in issue 8,328,623,628 Ordinary Shares (excluding treasury shares)** and 483,140 Cumulative Preference Shares of £1; and

-	HM Treasury will hold approximately 22.5*** per cent. of the Company’s voting rights.

The Company continues to target CET1 ratio in the range of 13-14%. The transaction is broadly TNAV per share neutral.

Paul Thwaite, CEO of Natwest Group commented: “This transaction represents another important milestone for NatWest Group, building on recent momentum in the reduction of HM Treasury’s stake in the bank. We believe it is a positive use of capital for the bank and for our shareholders and represents further progress against the ambition to return NatWest Group to full private ownership. Our focus remains on delivering for our customers which will, in turn, deliver for our shareholders and the UK economy.”

*The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

**This number does not take into account any purchases of Ordinary Shares which (i) may have taken place but have not, at the date of this announcement, settled under the Company’s On Market Share Buyback Programme which commenced on 19 February 2024 (the “Programme”) or (ii) may take place under the Programme between the date of this announcement and settlement of the Off-Market Purchase.

*** This number is based on the Company’s most recent TR-1 notification of major shareholdings on 31 May 2024 in respect of HM Treasury’s shareholding notification dated 30 May 2024 and does not take into account any sales executed by HM Treasury since the notification date.

Further information:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group’s exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, NatWest Group plc’s Interim Management Statement for Q1 2024 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	31 May 2024	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary